Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

Canadian Zinc Corporation (the “Company”)
Suite 1710 - 650 West Georgia Street
Vancouver, BC V6B 4N9

ITEM 2.	DATE OF MATERIAL CHANGE

July 10, 2018.

ITEM 3.	NEWS RELEASE

Issued on July 10, 2018 and distributed through the facilities of Canada Newswire.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

The Company completed a $20 million equity financing with RCF VI CAD LLC ("RCF VI LLC"), a wholly-owned subsidiary of Resource Capital Fund VI L.P. ("RCF VI L.P."), pursuant to which the Company issued 100 million units to RCF VI LLC at a price of $0.20 per unit. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle RCF VI LLC to purchase one common share at an exercise price of C$0.25 per share until December 31, 2018.

ITEM 5.1	FULL DESCRIPTION OF MATERIAL CHANGE

The Company, pursuant to an equity financing agreement entered into on May 14, 2018, issued 100 million shares of the Company at $0.20 per share, for gross proceeds of $20 million, to RCF VI LLC. As part of the placement, RCF VI LLC was also issued 50 million warrants, exercisable at $0.25 per share until December 31, 2018.

The use of proceeds of the equity financing include repayment of the US$10 million bridge loan advanced by RCF VI L.P. in December 2017 (and the discharge by RCF VI L.P. of all of its obligations thereunder and all of the security in respect thereto) and the ongoing development of the Company’s flagship Prairie Creek Zinc-Lead-Silver Project in the Northwest Territories, Canada, including additional engineering and permitting work, and general working capital. Pursuant to the equity finance agreement, RCF VI LLC is granted certain approval and oversight rights in respect of certain 2018 project budgets, compensation and benefits reviews and environmental and permitting reviews (and the consultants to be used in connection therewith).

The existing investor agreement with RCF VI L.P., which contains various rights granted to RCF VI L.P., including participation rights to maintain its pro rata shareholding interest in the Company for as long as it remains a significant shareholder, was amended to include RCF VI LLC and to provide for the right of RCF VI L.P. to nominate additional members to the board of directors proportional to its shareholding, and to provide certain other project oversight rights.

As a result of the financing, RCF VI LLC holds approximately 41% of the issued shares of the Company on a non-diluted basis, and approximately 48% on a non-diluted basis assuming the warrants are exercised.

A copy of the news release announcing the closing of the equity financing is included as schedule "A" to this report.

ITEM 5.2	DISCLOSURE FOR RESTRUCTING TRANSACTION

Not applicable.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7.	OMITTED INFORMATION

Not applicable.

ITEM 8.	EXECUTIVE OFFICER
Contact:	Trevor L. Cunningham, Chief Financial Officer Telephone: (604) 688-2001
ITEM 9.	DATE OF REPORT

July 25, 2018.

Canadian Zinc Closes $20 Million Financing

CZN-TSX
CZICF-OTCQB

VANCOUVER, July 10, 2018 /CNW/ - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) ("Canadian Zinc" or the "Company") is pleased to announce that further to its press releases dated May 15, 2018 and July 5, 2018, the Company has closed its C$20 million financing.

Pursuant to the financing, the Company issued 100 million units to RCF VI CAD LLC ("RCF VI CAD"), a subsidiary of Resource Capital Fund VI L.P., at a price of C$0.20 per unit. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle RCF VI CAD to purchase one common share at an exercise price of C$0.25 per share until December 31, 2018.

The proceeds from the financing will be used to repay the US$10 million bridge loan advanced by Resource Capital Fund VI L.P. in December 2017 and for ongoing development of the Company's flagship Prairie Creek Zinc-Lead-Silver Project in the Northwest Territories, including additional engineering and permitting work to improve project confidence and general working capital.

In conjunction with the closing of the financing, (i) the existing Investor Agreement with Resource Capital Fund VI L.P., was amended to include RCF VI CAD and to provide for the right of RCF VI CAD to nominate additional members to the board of directors and to provide certain other project oversight rights, among other things, and (ii) Resource Capital Fund VI L.P. transferred its holdings in Canadian Zinc to RCF VI CAD.

As a result of the financing, RCF VI CAD holds approximately 41% of the issued shares of the Company on a non-diluted basis, and approximately 48% on a non-diluted basis assuming the warrants are exercised.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol "CZN". The Company's key project is the 100%-owned Prairie Creek Project, an advanced-stage zinc-lead-silver property, located in the Northwest Territories.

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected use of proceeds from the financing and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management's expectations with respect to, among other things, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

SOURCE Canadian Zinc Corporation

View original content with multimedia: http://www.newswire.ca/en/releases/archive/July2018/10/c2444.html

%CIK: 0000910569

For further information: Don MacDonald, President and Chief Executive Officer, (604) 688--2001, Suite 1710 - 650 West Georgia Street, Vancouver, BC V6B 4N9, Tollfree:1-866-688-2001; Steve Dawson, Vice President, Corporate Development, (416) 203-1418, Suite 1805, 55 University Avenue, Toronto, ON M5J 2H7; E-mail: invest@canadianzinc.com, Website: www.canadianzinc.com

CO: Canadian Zinc Corporation

CNW 17:40e 10-JUL-18